 Exhibit 99.1

First Mining Announces 2026 Third Quarter Financial Results and Operating Highlights

VANCOUVER, BC, Nov. 11, 2026 /CNW/ -- First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its third quarter financial results for the quarter ended September 30, 2026. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"This has been a very monumental quarter for First Mining.  Following the receipt of our federal EA approval at the end of June for our Springpole Gold Project, we signed Project agreements with three of the key indigenous communities around the Springpole Project.  We look forward to a provincial EA decision in the near-term which will lead the way for a construction decision," stated Dan Wilton, CEO of First Mining.  "At Duparquet, we continue to demonstrate strong exploration results that will contribute to our upcoming mineral resource update at the Duparquet Gold Project expected in Q1 2027 – the first update since First Mining acquired full ownership of the Project in 2023.  On the capital markets side, we were added the GDXJ index in September, which will boost our liquidity profile and will continue to expand our institutional and retail visibility.  In addition, we successfully raised $58M in September with support from new and existing shareholders, and along with our existing cash balance and other assets, will provide First Mining with the funding runway to continue advancing Springpole and Duparquet to ultimately becoming producing gold mines."

Q3 2026 and Select YTD Highlights:

  On September 24, 2026, the Company announced it had closed its bought deal public offering (the "Offering"). Pursuant to the Offering, the Company issued 68,459,500 common shares of the Company (the "Common Shares") at a price of $0.84 per Common Share for aggregate gross proceeds of $57,506,000, including full exercise of the over-allotment option.
  On September 14, 2026, the Company announced it had been added to the MVIS® Global Junior Gold Miners Index ("MVGDXJ"), the underlying benchmark index for the VanEck Junior Gold Miners ETF. Pursuant to the MVGDXJ's semi-annual review and rebalancing, First Mining's inclusion was effective at the close of trading on September 18, 2026.
  On September 10, 2026, the Company released initial results from the 2026 exploration drilling program at its Duparquet Gold Project, primarily from the Miroir Target including 5.26 g/t Au over 19.55 Metres. The 2026 drilling campaign will include approximately 15,000 m of drilling. The Company has also initiated an update to the Duparquet Gold Project resource model to incorporate approximately 48,000 m of drilling completed since September 2022.
  On August 26, 2026, the Company entered into a Project Consultation and Benefits Agreement (the "CLLS Project Agreement") with Cat Lake First Nation ("Cat Lake" or "CLFN") and Lac Seul First Nation ("Lac Seul" or "LSFN"). The CLLS Project Agreement solidifies a mutually beneficial and collaborative long-term relationship for the development of the Springpole Project. The CLLS Project Agreement covers all phases of the Springpole Project including construction, operations, and closure, in a manner that respects the land, air, water and culture, and provides key benefits to Cat Lake and Lac Seul, and certainty for the Springpole Project's successful future. The CLLS Project Agreement was negotiated following a groundbreaking, community-based Anishinaabe-led Impact Assessment ("ALIA") process to ensure that the interests and concerns of the CLFN and LSFN were taken into account.
  On August 24, 2026, the Company entered into a milestone Project Agreement (the "Slate Falls Project Agreement") with Slate Falls Nation ("Slate Falls" or "SFN"). The Slate Falls Project Agreement sets out a collaborative approach for the development of the Springpole Project, through construction, operations, and closure in a manner that respects the environment and provides direct benefits to Slate Falls. The Slate Falls Project Agreement was negotiated along with a community-based consultation process to ensure that the interests and concerns of the SFN were taken into account.
  On January 7, 2026, the Company announced results of the updated Socio-Economic Analysis for the Springpole Project undertaken by WSP Canada Inc. which demonstrates the major benefits to the local region, Ontario and Canada. The Springpole Project is anticipated to deliver 3,340 jobs in each year of construction, 5,910 jobs in each year of operations, to generate over $7.0 billion of tax revenue for government and contribute $15.0 billion to the Gross Domestic Product over the life of the Project.
  As of September 30, 2026, the Company's cash and marketable securities balance was $81 million. In addition to the cash and marketable securities of $81 million, the market value held by First Mining of Seva Mining was $35 million(1) and the equity interest in PC Gold Inc. was $14.3 million.

(1) Seva Mining value based on 80 million shares multiplied by C$0.44 closing share price of Seva on September 30, 2026.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where the federal Environmental Assessment for the Springpole Project was approved in June 2026, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: timing of Duparquet resource update, timing of the Provincial EA decision, visibility and liquidity of GDXJ inclusion, results of the WSP study, the Company's plans with respect to advancing its portfolio of gold projects including the Springpole Project and Duparquet Gold Project, and feasibility and permitting activities related to the Springpole Gold Project.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 11-NOV-26